

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

<u>Via Email</u>

Jeffrey C. Smith
Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

> **Re:** **GCP Applied Technologies Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed by Starboard Value LP et al. on February 28, 2020**
> **File No. 001-37533**
>
> **Soliciting Material filed pursuant to Exchange Act Rule 14a-12**
> **Filed by Starboard Value LP et al. on March 2, 2020**
> **File No. 001-37533**

Dear Mr. Smith:

We have reviewed the filings above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

<u>Cover Letter</u>

1. We note your statements that Darden's new board "unlocked tremendous stockholder value through a combination of accelerated organic revenue growth, improved margins and cash flow generation" and that Marvell's "revenue growth, gross margins, and

operating margins have all improved substantially." With a view towards disclosure, please provide support for such statements.

Background to the Solicitation, pages 5-9

2. We note your disclosures on pages 7 and 8 indicating that, from June 2019 through December 2019, you sought certain changes in the Company's management and Board composition. We further note that the information set forth under Item 4 in your Schedule 13D was not amended to reflect these actions, notwithstanding your statement that "no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D." Please advise why you believe the aforementioned disclosures do not constitute material changes such that an amendment to your Schedule 13D was required to be filed pursuant to Exchange Act Rule 13d-2(a).

Reasons for the Solicitation, pages 10-20

3. With a view towards disclosure, please advise us how the "Proxy Peers," "Direct Peers" and other peer companies examined in this section were selected as peers of the Company. For example, please advise why the peer group on page 12 is different than the peer group on page 11.

4. We note your disclosures in the footnotes to the various charts in this section that the peers "include" certain enumerated companies. With a view towards disclosure, please advise us whether the word "include" in this context is intended to indicate whether there are additional peer companies not explicitly identified in such footnotes. Please also advise us whether the criteria used to determine each peer group were consistently applied, and if any company was deliberately excluded from a peer group, briefly indicate the reasoning behind such exclusion.

5. We note the following header on page 10: "The Board has Overseen Tremendous Value Destruction Since GCP's Spin-Off from W.R. Grace." We further note, however, that although the chart on page 11 displays the Company's dividend adjusted share price returns as lower than the "2019 Proxy Peers," the S&P 500 and the "Direct Peers," such returns appear to be positive as of February 2020 as compared to the date of the Company's spin-off from W.R. Grace & Co. (February 2016) and above the Company's peers and the S&P 500 during the period from February 2016 to August 2018. As such, please advise how the chart demonstrates that the Company has suffered "tremendous value destruction" since its spin-off from W.R. Grace & Co., or revise this statement.

6. We note that the charts on pages 12 and 13 indicate that the revenue, adjusted EBIT margin and adjusted SG&A expense figures for the Company are based on estimated amounts for fiscal year 2019. We further note that the charts on pages 14 and 16 indicate that the revenue, adjusted EBIT and adjusted SG&A expense figures for the Company are

based on <u>actual</u> amounts for fiscal year 2019. Please advise us, with an eye towards revising your disclosure, as to why there is a discrepancy between the various charts' uses of estimated and actual amounts for fiscal year 2019.

7. Please revise your disclosures to either clarify how you derived the adjusted EBIT, adjusted EBIT margin and adjusted SG&A expense figures or cite the Company filings in which such figures were disclosed.

8. We note your footnote to the charts on pages 12 and 16 that the revenue and EBIT margin figures "exclude Venezuela and Darex." Please revise your disclosure to clarify the references to Venezuela and Darex and to explain why they were excluded from such figures.

9. Please either provide support for, or recharacterize as a belief or opinion, your statement on page 17 that the 2018 increase in the value of equity awards to the named executive officers and the $450,000 fee paid to the compensation committee's advisor constituted "painful executive compensation errors."

10. The following statements appear to impugn the character, integrity and personal reputation of the Board without adequate factual foundation:

   - "Perhaps the reason for such a role was less about the actual needs of the Company, but rather about the benefits Mr. Poling reaped by continuing to serve as an officer of the Company, including continuing to receive executive compensation, equity awards and other benefits to which he was previously entitled, such as his participation in the Company's Severance Plan for Leadership Team Officers and his existing Change in Control Severance Agreement." (page 17)

   - "We believe such a decision demonstrates the Board's inability to act with the best interests of stockholders as the primary objective. Instead, it appears that the Board appointed Mr. Poling as Executive Chairman in order to allow him to continue to receive excessive compensation from the Company, in addition to maintaining his change of control severance package were GCP to eventually be sold." (page 18)

Please do not make such statements without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent you are unable to provide adequate support, please revise these disclosures and refrain from including such statements in future soliciting materials.

11. Please provide support for the following statements:

- "In contrast to our Nominees who possess decades of experience across the chemical, construction, and broader industrial industries, *the current Board appears to have limited executive experience in these same industries*." (emphasis added, page 20)

- "Furthermore, *there are a number of instances of current GCP Board members serving on outside boards together*, potentially indicating a lack of independence amongst certain of the current Board members." (emphasis added, page 20)

Proposal No. 1 Election of Directors, pages 21-31

12. Please clarify the reference to "the spin-off" in Gavin T. Molinelli's biography on page 23.

13. We note your disclosure on page 26 that "Ms. Ogilvie does not currently have a principal business address." We further note, however, that in its 2019 annual proxy statement, filed on March 21, 2019, the Company stated that the address of each of its directors (which, presumably, included Ms. Ogilvie) was c/o Corporate Secretary, GCP Applied Technologies Inc., 62 Whittemore Avenue, Cambridge, Massachusetts 02140. Please advise whether this address may serve as Ms. Ogilvie's principal business address given her position as a current member of the Board.

14. Please confirm in response letter that in the event you select a substitute nominee prior to the Annual Meeting (as provided on page 31), you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Voting and Proxy Procedures, page 34

15. We note your statement that "the enclosed **WHITE** proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company's nominees." Please qualify this statement to reflect your stated expectation that the Company will include two of your nominees (Clay H. Kiefaber and Marran H. Ogilvie) amongst its nominees as well. Please also make conforming changes where similar statements appear elsewhere in the cover letter and preliminary proxy statement.

Soliciting Material Filed on March 2, 2020 pursuant to Exchange Act Rule 14a-12

16. We note your disclosures in this filing that Starboard beneficially owns approximately 8.1% of the Company's outstanding shares, whereas the preliminary proxy statement discloses that Starboard and the other participants beneficially own approximately 8.2% of the Company's outstanding shares. In your response letter, please explain this discrepancy.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3444.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Steve Wolosky, Esq. (via email)
         Andrew Freedman, Esq. (via email)
         Olshan Frome Wolosky LLP